GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR NINE MONTHS ENDED MAY 31, 2010 AND 2009

(UNAUDITED – PREPARED BY MANAGEMENT)

The financial statements for the nine-month period ended May 31, 2010 have not been reviewed by the Company’s auditors.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

	MAY 31	AUGUST 31
	2010	2009
	(Unaudited)

ASSETS

Current
Cash	$246,766	$169,781
Short-term investments (Note 4)	2,200,000	405,000
Accounts receivable (Note 5)	48,230	164,327
Prepaid expenses	8,280	13,149
	2,503,276	752,257

Exploration Advances	-	23,461
Mineral Property Acquisition Costs (Note 6)	334,773	334,773
Mineral Property Exploration Costs (Note 6)	7,465,723	7,007,530
Property and Equipment (Note 7)	91,248	104,200

	$10,395,020	$8,222,221

LIABILITIES

Current
Accounts payable and accrued liabilities	$64,990	$39,879

Employment Benefit Obligations	26,000	26,000
	90,990	65,879

SHAREHOLDERS’ EQUITY

Share Capital (Note 8)	21,928,143	19,133,783

Contributed Surplus	2,061,320	1,569,184

Deficit	(13,685,433)	(12,546,625)
	10,304,030	8,156,342

	$10,395,020	$8,222,221

Approved on behalf of the Board of Directors:

“J. Paul Sorbara”	“Stephen W. Pearce”
Director	Director

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

 (Unaudited)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	May 31		May 31
	2010	2009	2010	2009

Expenses

Amortization	$5,582	$5,847	$16,507	$17,646
Automobile	1,002	770	2,423	2,101
Consulting fees	41,613	19,582	117,572	50,957
Foreign exchange loss	4,747	12,398	13,281	33,132
Investor relations	5,474	2,027	32,504	29,941
Management fees	30,000	30,000	90,000	90,000
Office and general	22,842	20,567	59,147	41,791
Professional fees	12,629	2,002	68,038	69,385
Rent and utilities	13,929	12,784	41,224	45,314
Transfer agent and filing fees	2,109	6,378	33,640	14,191
Travel	9,366	8,939	21,236	34,839
Stock based compensation	492,137	20,185	492,137	50,948
Wages and benefits	53,256	44,035	159,550	169,561
Loss Before The Following	694,686	185,514	1,147,259	649,806

Gain from sale of fixed assets	-	-	-	(2,302)
Interest Income	(5,010)	(1,411)	(8,451)	(20,640)

Net Loss For The Period	689,676	184,103	1,138,808	626,864

Deficit, Beginning Of Period	12,733,037	10,532,948	12,546,625	10,350,442
Deficit, End Of Year Period	$13,422,713	$10,717,051	$13,685,433	$10,977,306

Loss Per Share – Basic And Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Weighted Average Number of Common Shares Outstanding - Basic And Diluted	80,655,503	60,934,037	68,548,728	60,934,037

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	MAY 31		MAY 31
	2010	2009	2010	2009

Cash Provided By (Used For)

Operating Activities
Net loss for the period	$(689,676)	$(184,103)	$(1,138,808)	$(626,864)
Items not affecting cash:
Amortization	5,582	5,847	16,507	17,646
Gain on sale of property and equipment	-	-	-	(2,302)
Stock based compensation	492,136	20,185	492,136	50,948
Change in non-cash working capital items:
Accounts receivable	(8,198)	(42,767)	116,097	23,541
Accounts due from related parties	-	-	-	-
Accounts payable and accrued liabilities	(7,342)	(19,490)	25,111	(385,272)
Prepaid expenses	(3,149)	2,405	4,869	15,898
Cash Used In Operating Activities	(210,647)	(217,923)	(484,088)	(906,405)

Investing Activities
Exploration Advances	-	(3,290)	23,461	(3,290)
Expenditures on mineral properties	(207,749)	(22,012)	(458,193)	(871,491)
Proceeds from redemption of short term investments	(2,145,000)	213,952	(1,795,000)	1,833,375
Purchase of property and equipment	(2,908)	-	(3,555)	(21,249)
Proceeds from sale of property and equipment	-	-	-	5,276
	(2,355,657)	188,650	(2,233,287)	942,621

Financing Activities
Share issuances for cash	-	-	2,794,360	-

Increase (Decrease) In Cash	(2,566,304)	(29,273)	76,985	36,216

Cash And Cash Equivalents, Beginning Of Period	2,813,070	185,320	169,781	119,831

Cash And Cash Equivalents, End Of period	$246,766	$156,047	$246,766	$156,047

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2010 AND 2009

(Unaudited – prepared by management)

1.

GOING CONCERN AND NATURE OF OPERATIONS

Golden Goliath Resources Ltd. (the “Company”) was incorporated under the Company Act of British Columbia on June 12, 1996.  The Company is a public company listed on the TSX Venture Exchange (the “TSX.V”), trading under the “GNG” symbol.

The Company’s principal business activity is the exploration of mineral properties in Mexico.  The Company has not yet determined whether these properties contain reserves that are economically recoverable.

These interim consolidated financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

The Company had a loss of $1,138,808 for the nine months ended May 31, 2010, and the Company had a working capital, defined as current assets less current liabilities, as at May 31, 2010, of $2,438,286, with an accumulated deficit of $13,685,433.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to continue as a going concern. Although the Company has been successful securing financing to date, there can be no assurance that additional funding will be available in the future. The interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing. Such adjustments could be material.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral concessions, the ability of the Company to obtain financing to complete the development, and to attain future profitable production from the properties or proceeds from disposition.

2.

SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) as prescribed by The Canadian Institute of Chartered Accountants (“CICA”).

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2010 AND 2009

(Unaudited – prepared by management)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

a)

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Minera Delta S.A. de C.V. of Mexico, and 4247 Investments Ltd. of British Columbia. Significant inter-company balances and transactions have been eliminated on consolidation.

b)

Basis of presentation

The accompanying consolidated financial statements for the interim periods ended May 31, 2010 and 2009, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2009. The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended August 31, 2009, and have been consistently followed in the preparation of these financial statements except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company’s first interim period commencing September 1, 2009:

3.

NEWLY ADOPTED ACCOUNTING POLICIES

i)

Section 1535, Capital Disclosures, requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital. Under this standard, the Company will be required to disclose the following:

•

qualitative information about its objectives, policies and processes for managing capital;

•

summary quantitative data about what it manages as capital;

•

whether during the period it complied with any externally imposed capital requirement to which it is subject; and

•

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2010 AND 2009

(Unaudited – prepared by management)

3.

NEWLY ADOPTED ACCOUNTING POLICIES (Continued)

ii)

Section 3862, Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation consist of a comprehensive series of disclosure requirements and presentation rules applicable to financial instruments. Section 3862 revises and enhances the disclosure requirements for financial instruments and Section 3863 carries forward unchanged the presentation requirements.

Section 3862 requires the Company to provide disclosures in its financial statements that enable users to evaluate:

•

  the significance of financial instruments for the Company’s financial position and performance;

•

the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date; and

•

how the Company manages those risks.

iii)    On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, “Accounting Policy Choice for Transaction Costs” (“EIC-166”).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective June 1, 2007, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined that no adjustments were required.

iv)

The CICA approved amendments to CICA Handbook Section 1400 “General Standards of Financial Statement Presentation”. These amendments require management to assess an entity’s ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The new requirements of the standard are applicable for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2010 AND 2009

(Unaudited – prepared by management)

3.

NEWLY ADOPTED ACCOUNTING POLICIES (Continued)

v)

Effective September 1, 2008, the Company implemented CICA handbook section 3064, “Goodwill and intangible assets”, which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises.  The adoption of this new standard did not have a material impact on the Company’s financial statements.

4.

SHORT-TERM INVESTMENTS

As at May 31, 2010, short–term investments in the amount of $2,200,000 (August 31, 2009 - $405,000) were comprised of Canadian investments in guaranteed investment certificates maturing on March 2, 2011 and effective interest rates of 0.8% (August 31, 2009 – 0.7%).

5.

ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	May 31	August 31
	2010	2009

Sales taxes recoverable	$ 41,126	$ 75,084
Interest receivable	4,340	792
Other receivable	2,764	88,451
	$ 48,230	$ 164,327

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2010 AND 2009

(Unaudited – prepared by management)

6.

MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS

State of Chihuahua, Mexico

				LOS HILOS
				LAS BOLAS
				EL MANTO
	SAN	OTEROS	BUFALO	DON LAZARO	NOPALERA		TOTAL	TOTAL
	TIMOTEO	LA	LA HERMOSA	AMPLIACION	FLOR DEL		MAY 31	MAY 31
Nine months ended May 31, 2010	ORO LEON	ESPERANZA	LA BARRANCA	LA VERDE	TRIGO	OTHERS	2010	2009

Acquisition costs	$-	$-	$-	$-	$-	$-	$-	$-

Exploration costs
Assaying	-	-	-	92,795	-	-	92,795	136,998
Drilling	-	-	-	-	-	-	-	434,750
Geology and mapping	222	-	-	93,952	-	-	94,174	68,009
Property taxes and passage rights	1,147	1,344	11,064	2,109	3,614	14,433	33,711	27,489
Salaries	-	-	-	-	-	-	-	254
Travel	109	-	50	10,873	-	10,501	21,533	25,146
Road construction and site preparation	3,678	-	-	36,784	-	-	40,462	30,457
Facilities and other	13,570	-	2,126	114,270	2,113	43,439	175,518	148,387
Current costs	18,726	1,344	13,240	350,783	5,727	68,373	458,193	871,490
Balance, beginning of period	3,544,085	13,889	45,285	3,099,105	356,063	283,876	7,342,303	7,784,382
Balance, end of period	$3,562,811	$15,233	$58,525	$3,449,888	$361,790	$352,249	$7,800,496	$8,655,872

Costs summary
Acquisition	$69,257	$-	$-	$187,123	$3,393	$75,000	$334,773	$334,773
Exploration	$3,493,554	$15,233	$58,525	$3,262,765	$358,397	$277,249	$7,465,723	$8,321,099

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2010 AND 2009

(Unaudited – prepared by management)

6.   MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS (Continued)

State of Chihuahua, Mexico

OTHERS

								OTHERS TOTAL MAY 31
Nine months ended May 31, 2010	NUEVA UNION	LA REFORMA	CORONA	BECK	EL CHAMIZAL	EL CANARIO	LA CRUZ	2010

Acquisition costs	$-	$-	$-	$-	$-	$-	$-	$-

Exploration costs
Assaying	-	-	-	-	-	-	-	-
Drilling	-	-	-	-	-	-	-	-
Geology and mapping	-	-	-	-	-	-	-	-
Property taxes and passage rights	545	4,845	6,861	548	880	639	115	14,433
Salaries	-	-	-	-	-	-	-	-
Travel	8,897	-	-	576	-	-	1,028	10,501
Road construction and site preparation	-	-	-	-	-	-	-	-
Facilities and other	13,178	528	-	5,032	-	9,427	15,274	43,439
Current costs	22,620	5,373	6,861	6,156	880	10,066	16,417	68,373
Balance, beginning of year	143,489	75,000	35,473	3,007	15,445	8,650	2,812	283,876
Balance, end of year	$166,109	$80,373	$42,334	$9,163	$16,325	$18,716	$19,229	$352,249

Costs summary
Acquisition	$-	$75,000	$-	$-	$-	$-	$-	$75,000
Exploration	$166,109	$5,373	$42,334	$9,163	$16,325	$18,716	$19,229	$277,249

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2010 AND 2009

(Unaudited – prepared by management)

6.   MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS (Continued)

State of Chihuahua, Mexico

						BUFALO	LOS HILOS
						LA	LAS BOLAS	NOPALERA
						HERMOSA	EL MANTO	FLOR DEL
	SAN				OTEROS	LA BARRANCA	DON LAZARO	TRIGO	TOTAL	TOTAL
	TIMOTEO	NUEVA	LA		LA	BECK	AMPLIACION	EL CARNARIO	AUGUST 31	AUGUST 31
Year ended August 31, 2009	ORO LEON	UNION	REFORMA	CORONA	ESPERANZA	EL CHAMIZAL	LA VERDE	LA CRUZ	2009	2008

Acquisition costs	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-

Exploration costs
Assaying	58,255	-	-	-	-	-	94,154	-	152,409	382,773
Drilling	-	-	-	-	-	-	434,750	-	434,750	2,750,769
Geology and mapping	12,534	350	-	-	-	-	79,580	-	92,464	267,914
Property taxes and passage rights	2,288	591	10,233	-	2,214	16,068	4,340	12,091	47,825	58,938
Salaries	-	11	-	-	-	-	238	-	249	78,808
Travel	6,629	8,078	-	-	-	509	16,257	8	31,481	11,688
Road construction and site preparation	6,041	-	5,832	-	-	-	29,355	-	41,228	198,084
Facilities and other	17,246	22.566	-	-	-	10,823	140,052	2,488	193,175	272,384
Current costs	102,993	31,596	16,065	-	2,214	27,400	798,726	14,587	993,581	4,021,358
Write down	-		(1,435,660)	-	-	-	-		(1,435,660)
Balance, beginning of year	3,441,092	111,893	1,494,595	35,473	11,675	36,337	2,300,379	352,938	7,784,382	3,763,023
Balance, end of year	$3,544,085	$143,489	$75,000	$35,473	$13,889	$63,737	$3,099,105	$367,525	$7,342,303	$7,784,381

Costs summary
Acquisition	$69,257	$-	$75,000	$-	$-	$-	$187,123	$3,393	$334,773	$334,773
Exploration	$3,474,828	$143,489	$-	$35,473	$13,889	$63,737	$2,911,982	$364,132	$7,007,530	$7,449,608

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2010 AND 2009

(Unaudited – prepared by management)

6.

MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS (Continued)

The Company has an extensive property portfolio of mining concessions, acquired mainly through staking, in the Uruachic District of Mexico covering approximately 10,000 hectares. The Company has various net smelter returns on specific claims forming a part of the Company’s properties. The net smelter returns range from 1% to 3%, which have buyouts ranging from US$250,000 to US$2,000,000.

In May 2007 and amended October 2007, the Company optioned the Corona and El Chamizal properties to a company which undertook to spend $500,000 and $200,000 on the respective properties over a period of three years and issue 300,000 and 150,000 shares respectively to the Company over a period of three years from when the company lists its shares on a stock exchange.  As of May 31, 2010 the shares have not been listed on the stock exchange or been received.  On June 1, 2010 the Company further amended the terms of this agreement to include an additional 100,000 shares to the Company on listing on a stock exchange and if such listing does not occur by March 31, 2011 the optionee agrees to pay a further $50,000 to the Company and issue a further 200,000 shares on listing on a stock exchange in consideration for extending the term of the option to April 1, 2011. If the optionee has not listed its shares on a stock exchange by April 1, 2011, the option agreement will be terminated.

7.

PROPERTY AND EQUIPMENT

	MAY 31, 2010
		ACCUMULATED
	COST	AMORTIZATION	NET
Equipment	$74,672	$40,627	$34,045
Vehicles	91,416	53,130	38,286
Land	18,917	-	18,917

	$185,005	$93,757	$91,248

	AUGUST 31, 2009
		ACCUMULATED
	COST	AMORTIZATION	NET
Equipment	$71,117	$36,758	$34,359
Vehicles	91,415	40,491	50,924
Land	18,917	-	18,917

	$181,449	$77,249	$104,200

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2010 AND 2009

(Unaudited – prepared by management)

8.

SHARE CAPITAL

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

Issued and Fully Paid

	NUMBER OF SHARES	AMOUNT

Balance, August 31, 2009 and November 30, 2009	60,934,037	$19,133,783

Issued for Private Placement	19,721,466	2,958,220
Fair value of agent’s warrants	-	115,664
Shares issue cost		(279,524)

Balance, February 29, 2010 and May 31, 2010	80,655,503	$21,928,143

In January 2010, the Company closed a non-brokered private placement of 12,641,466 units at a price of $0.15 per unit. Each unit consisted of one share and one half of one non-transferable share purchase warrant exercisable for a period of two years at a price of $0.25 for each warrant.

Once resale restrictions on the shares expire and upon the Company’s shares trading at or above a weighted average trading price of $0.40 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice. The Company’s agents received a commission of $112,500 in cash and 742,000 agent’s warrants exercisable at $0.25 per share for two years valued at $78,994 (risk-free interest rate of 2.24%, dividend yield of Nil, volatility factor of 130.38%, an expected life of 2 years).

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2010 AND 2009

(Unaudited – prepared by management)

8.

SHARE CAPITAL (continued)

In February 2010, the Company closed a non-brokered private placement of 7,080,000 units at a price of $0.15 per unit. Each unit consisted of one share and one half of one non-transferable share purchase warrant exercisable for a period of two years at a price of $0.25 for each warrant.

Once resale restrictions on the shares expire and upon the Company’s shares trading at or above a weighted average trading price of $0.40 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice. The Company’s agents received a commission of $51,360 in cash and 342,400 agent’s warrants exercisable at $0.25 per share for two years valued at $36,670               (risk-free interest rate of 2.24%, dividend yield of Nil, volatility factor of 131.22%, an expected life of 2 years).

a)

Outstanding Warrants

As at May 31, 2010, there were 10,945,133 (2009 – 18,352,726) share purchase warrants outstanding as follows:

Expire date	Exercise price	Number of Warrants

January 21, 2012	$0.25	7,062,733
February 13, 2012	$0.25	3,882,400

A summary of changes in share purchase warrants is presented below:

	Number of Warrants	Exercise Price
Outstanding and exercisable at August 31, 2008	18,352,726	$0.45

Warrants expired	(18,352,726)	$0.45

Outstanding and exercisable at August 31, 2009	-	-

Warrants granted	10,945,133	$0.45

Outstanding at May 31, 2010	10,945,133	$0.45

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2010 AND 2009

(Unaudited – prepared by management)

8.

SHARE CAPITAL (continued)

b)

Stock Options

In May 7, 2010, the Company granted 2,325,000 incentive stock options to directors and employees of the Company and 375,000 incentive stock options to consultants of the Company, at a price of $0.25 per share, exercisable for a period of five years.

Stock based compensation on options granted during the period amounted to $492,137. The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 2.55% dividend yield of nil, volatility factor of 102.63%, and a weighted average expected life of the options of 5 years.

A summary of changes in stock options is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE

Balance, August 31, 2009	5,470,000	$0.31
Expired	(515,000)	0.30
Balance, November 30, 2009 and February 28, 2010	4,955,000	$0.31
Granted	2,700,000	0.25
Cancelled	(230,000)	0.35
Balance, May 31, 2010	7,425,000	$0.29

The following summarizes information about stock options outstanding at May 31, 2010:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
WEIGHTED
	AVERAGE	WEIGHTED		WEIGHTED
NUMBER	REMAINING	AVERAGE	NUMBER	AVERAGE
OF	CONTRACTUAL	EXERCISE	OF	EXERCISE
OPTIONS	LIFE	PRICE	OPTIONS	PRICE

7,425,000	3.09 years	$0.29	7,425,000	$0.29

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2010 AND 2009

(Unaudited – prepared by management)

8.

SHARE CAPITAL (continued)

c)

Contributed Surplus

The following table summarizes the Company’s Contributed Surplus:

Balance, August 31, 2008	$ 1,511,676
Stock options granted	57,507
Balance, August 31, 2009	$ 1,569,183
Stock options granted	492,137
Balance, May 31, 2010	$ 2,061,320

9.

FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party.  A financial asset is any asset that is i) cash; ii) a contractual right to receive cash or another financial asset from another party; iii) a contractual right to exchange financial instruments with another party under conditions that are potentially favourable to the entity; or iv) an equity instrument of another entity.  A financial liability is any liability that is a contractual obligation to i) deliver cash or another financial asset to another party; or ii) exchange financial instruments with another party under conditions that are potentially unfavourable to the entity.  An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2010 AND 2009

(Unaudited – prepared by management)

9.   FINANCIAL INSTRUMENTS (Continued)

      Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board of Directors approves and monitors the risk management process.  The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. The types of risk exposure and the way in which such exposure is managed is provided as follows:

      Credit Risk

The Company is primarily exposed to credit risk on its bank accounts.  Credit risk exposure is limited by placing its cash with high-credit quality financial institutions.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash.  The Company believes that these sources will be sufficient to cover the expected short and long term cash requirements.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk, and commodity price risk.

      Foreign Currency Risk

The Company has operations in Canada and Mexico subject to foreign currency fluctuations.  The Company’s operating expenses are incurred in Canadian dollars and Mexican pesos, and the fluctuation of the Canadian dollar in relation to this other currency will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk

While the Company has Canadian investments in guaranteed investment certificates, the interest being earned is small, accordingly the Company’s interest rate risk is nominal.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2010 AND 2009

(Unaudited – prepared by management)

10.

CAPITAL DISCLOSURES

The Company was formed for the purpose of acquiring exploration and development stage natural resource properties.  The directors determine the Company’s capital structure and make adjustments to it based on funds available to the Company, in order to support the acquisition, exploration and development of mineral properties.  The directors have not established quantitative return on capital criteria for capital management.

The Company is dependent upon external financing to fund future exploration programs and its administrative costs.  The Company will spend existing working capital and raise additional amounts as needed.  The Company will continue to assess new properties and to seek to acquire an interest in additional properties if management feels there is sufficient geologic or economic potential provided it has adequate financial resources to do so.

The directors review the Company’s capital management approach on an ongoing basis and believe that this approach, given the relative size of the Company, is reasonable. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern.

The Company considers the items included on the balance sheet in shareholders’ equity as capital.  The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders.  The Company is not subject to externally imposed capital requirements.

11.

RELATED PARTY TRANSACTIONS

a)

Accounts payable and accrued liabilities include $31 (2009 - $3,967) due to a company controlled by a director.

b)

During the nine months ended May 31, 2010, the Company paid $90,000 (2009 - $90,000) recorded as management fees for geological and management services to a company controlled by a director.

c)

During the nine months ended May 31, 2010, the Company paid $35,620 (2009 - $41,805) in respect of office and administration costs to a management company controlled by a director of the Company.

d)  During the nine months ended May 31, 2010, the Company paid $45,064 (2009 - $49,689) in wages, benefits, and consulting fees to two directors of the Company.